SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. __)*

The Hackett Group, Inc

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

404609109

(CUSIP Number)

December 26, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paloma International L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,380,538

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,380,538

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,380,538

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.22%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

S. Donald Sussman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,380,538

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,380,538

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,380,538

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.22%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MAK Capital One L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,234,760

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,234,760

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,234,760

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.22%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MAK Capital Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

854,222

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

854,222

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

854,222

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.99%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael A. Kaufman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,234,760

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,234,760

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,234,760

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.22%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This report reflects the shares of Common Stock (as defined below) beneficially owned by the Reporting Persons (as defined below) as of January 4, 2008.

ITEM 1(a).	Name of Issuer:

The Hackett Group, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1001 Brickell Bay Drive, Suite 3000

Miami, Florida, 33131

Item 2(a).	Name of Persons Filing:

The names of the persons filing this statement on Schedule 13G are: Paloma International L.P., a Delaware limited partnership (“Paloma”), S. Donald Sussman (“Mr. Sussman”), MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”), MAK Capital Fund LP, a Bermuda limited partnership (“MAK Fund”), and Michael A. Kaufman (“Mr. Kaufman,” and collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address for Paloma is Two American Lane, Greenwich, Connecticut 06836-2571.

The principal business address for Mr. Sussman is 6100 Red Hook Quarter, 18B, Suites C, 1-6, St. Thomas, United States Virgin Islands 00802.

The principal business address for MAK Fund is c/o Dundee Leeds Management Services Ltd., 129 Front Street, Hamilton, HM 12, Bermuda.

The principal business address for each of MAK Capital and Mr. Kaufman is 590 Madison Avenue, 9th Floor, New York, New York 10022.

Item 2(c).	Citizenship:

Paloma is a Delaware limited partnership.

MAK Capital is a Delaware limited liability company.

MAK Fund is a Bermuda limited partnership.

Mr. Sussman and Mr. Kaufman are citizens of the United States.

Item 2(d).	Title of Class of Securities

Common Stock, $.0001 par value (the “Common Stock”).

Item 2(e).	CUSIP Number: 404609109
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The Reporting Persons collectively beneficially own 2,234,760 shares of Common Stock.

(b)	Percent of class:

The Reporting Persons have beneficial ownership of 2,234,760 shares of Common Stock constituting 5.22% of all of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote

Paloma, Mr. Sussman, MAK Capital and Mr. Kaufman have shared power to vote or direct the vote of the 1,380,538 shares of Common Stock owned by Paloma.

MAK Capital, MAK Fund and Mr. Kaufman have shared power to vote or direct the vote of the 854,222 shares of Common Stock owned by MAK Fund.

(iii)	Sole power to dispose or to direct the disposition of

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of

Paloma, Mr. Sussman, MAK Capital and Mr. Kaufman have shared power to dispose or direct the disposition of the 1,380,538 shares of Common Stock owned by Paloma.

MAK Capital, MAK Fund and Mr. Kaufman have shared power to dispose or direct the disposition of the 854,222 shares of Common Stock owned by MAK Fund.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Paloma holds its 1,380,538 shares of Common Stock that it beneficially owns through its subsidiary, Sunrise Partners Limited Partnership, a Delaware limited partnership.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit B attached hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:	January 7, 2008

PALOMA INTERNATIONAL L.P.
By: Paloma Partners Company L.L.C., general partner

By: /s/ Michael J. Berner
Michael J. Berner, Vice President

S. DONALD SUSSMAN

By: /s/ Michael J. Berner
Michael J. Berner, Attorney-in-Fact

MAK CAPITAL ONE L.L.C.

By: /s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

MAK CAPITAL FUND LP
By: MAK GP LLC, general partner

By: /s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

/s/ Michael A. Kaufman
Michael A. Kaufman

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of The Hackett Group, Inc. dated January 7, 2008 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	January 7, 2008

PALOMA INTERNATIONAL L.P.
By: Paloma Partners Company L.L.C., general partner

By: /s/ Michael J. Berner
Michael J. Berner, Vice President

S. DONALD SUSSMAN

By: /s/ Michael J. Berner
Michael J. Berner, Attorney-in-Fact

MAK CAPITAL ONE L.L.C.

By: /s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

MAK CAPITAL FUND LP
By: MAK GP LLC, general partner

By: /s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

/s/ Michael A. Kaufman
Michael A. Kaufman

EXHIBIT B

IDENTIFICATION OF MEMBERS OF THE GROUP

Paloma International L.P.

S. Donald Sussman

MAK Capital One L.L.C.

MAK Capital Fund LP

Michael A. Kaufman

EXHIBIT C

POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints each of Michael J. Berner and Douglas W. Ambrose as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of May 9, 2006.

/s/  S. Donald Sussman

S. Donald Sussman

ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF CONNECTICUT, COUNTY OF FAIRFIELD ss.:

On May 9, 2006, before me, the undersigned personally appeared, S. Donald Sussman, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Diane R. Erickson
Diane R. Erickson, Notary Public (signature and office of individual taking acknowledgement)